KRIEGER & PRAGER, LLP

39 BROADWAY

NEW YORK, NEW YORK 10006

Telephone: (212) 363-2900

Telecopier: (212) 363-2999

March 14, 2012

Mark P. Shuman, Esq.

Branch Chief – Legal

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Pre-Effective Amendment No. 3

Registration Statement on Form S-1

File No. 333-176651

Dear Mr. Shuman:

We respond to the comment letter dated February 14, 2012 in respect of Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed by chatAND, Inc. on January 25, 2012. The Company has revised the Registration Statement in response to the Staff’s comments and, concurrently with this letter, is filing Pre-Effective Amendment No. 3 to the Registration Statement, which incorporates the revisions discussed in this letter.

We note that on the Cover Page and Plan of Distribution, we have added a disclosure that the Company may use Placement Agents, in which event it will amend the Prospectus. Additionally, the minimum offering amount has been reduced to $3,000,000.00.

To assist in your review, for your convenience, we have set forth below each of the Staff’s comments in bold followed by the Company’s response thereto.

General

1. Please update your financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.

We have included updated financial statements and related disclosures in compliance with Rule 8-08 of Regulation S-X.

2. You indicate in response to prior comment 3 that you have “elected” to maintain effectiveness of the Registration Statement underlying the warrant shares until all the warrants have been exercised or expire. You appear to have an obligation to maintain the effectiveness of the registration statement covering the warrant shares and the agreement does not appear to specify how the contract would be settled in the event that you are unable to deliver registered shares. Since it is considered to be outside of your control to guarantee that you can maintain effectiveness, according to ASC 815-40-25-14 and 15, revise to disclose the anticipated accounting for the warrants as a derivative liability and reflect the impact in your presentation of the capitalization table and the dilution information.

We have revised the accounting for the warrants as a derivative liability and appropriately reflect the same in the presentation of the dilution information.

Prospectus Cover Page

3. We note your response to prior comment 7, but believe that the bold-face reference to 43,750,000 shares of common stock presented separately at the top of the page fails to clearly and concisely introduce investors to the current offerings. To better introduce investors to the transactions being registered, we suggest that you add “20,000,000 Units” and “10,000,000 Warrants” as separate, bold-face lines that immediately precede the line “42,750,000 Shares of Common Stock.” We also suggest that you replace the initial sentence with a statement that the prospectus relates to the company’s offering of 20 million Units, each consisting of one share of common stock and one-half of a common stock purchase warrant, on a 12.5 million unit minimum, 20 million unit maximum basis, as well as resales of up to 12.75 million shares by selling shareholders who may acquire those securities upon conversion or exercise of outstanding securities.

We have revised the Prospectus cover page to clarify the offering amounts and class of securities in accordance with the Staff’s comments.

4. Clarify your statement: “Any funds not utilized will be returned by the Escrow Agent.” Indicate when the funds will be returned and how the determination will be made to return the funds. As requested in prior comment 9, revise to explain how the offerings will terminate. In this regard, we note your disclosure on the bottom of page 3 continues to refer to the “initial closing.”

We have clarified the statement regarding the return of funds not utilized and clarified the disclosure regarding the closing. The Prospectus clearly states that the offering will terminate 240 days after the Effective Date of the Registration Statement.

5. In the ninth paragraph, please replace the word “may” with “will.” The offering price of the shares offered by the selling shareholders must be fixed initially.

We have amended the Registration Statement in accordance with the Staff’s comment.

6. The paragraph immediately following the cross-reference to the risk factors should be deleted or moved to a portion of the prospectus that is not subject to Rule 421(d). We will not object if that sentence is moved to the back outside cover page of the prospectus. Similarly, the section titled “About This Prospectus” on page 1 should be moved to a section of the prospectus that follows Risk Factors.

We have moved the referenced paragraph to the back outside cover and to section following the Risk Factors (Page ___) respectively.

Prospectus Summary, page 2

7. In response to prior comment 11, you indicate that you have added a risk factor, stating you have not generated any revenues to date; however, we are unable to locate such disclosure. Please enhance your statement that you have no operating history with text indicating that you have not generated any revenues to date.

We have amended the Prospectus Summary and first risk factor in accordance with the Staff’s comments.

8. Consistent with prior comment 12, please replace the following sentence with descriptive information that will be readily accessible to a reader who is not familiar with your company or your industry: “The initial version of the platform is a basic scaled down version that will allow a customer and sales representative to conduct a 1-1 video session and they will both be allowed to view the same browsing screen simultaneously, with a very limited back end administrative panel.”

We have amended the disclosure in accordance with the Staff’s comments.

Risk Factors, page 6

9. We re-issue prior comment 15, in part. Revise the caption of the fourth paragraph on page 17 to describe the risk to investors that results from the lack of a public market for the warrants. Clarify your statement in the ensuing paragraph, “Accordingly, the stockholders will be required to exercise the Warrants”; explain why the stockholders will be “required” to exercise the warrants, or revise that sentence.

We have revised the caption and body of risk factor currently on Page 17 in accordance with the Staff’s comments.

10. Revise the caption of the fifth risk factor on page 17 to replace the phrase “keep the Prospectus effective” with “keep the Registration Statement effective” and replace the word “may” with “will”. In the text of the risk factor, inform potential purchasers of Units that in order for them to exercise the warrants a current prospectus must be available at the time of exercise. Also explain that in order to maintain a current prospectus you will, among other actions, be required to file post-effective amendments to the registration statement from time-to-time, each of which will need to be declared effective the Securities and Exchange Commission. Indicate that no assurance can be given that such post-effective amendments will be declared effective.

We have revised the risk factor in accordance with the Staff’s comments.

11. Please revise the final risk factor caption on page 19 to describe the ensuing risk to investors in the event the controlling shareholders surrender their stock for a 60% interest in your technology. Specifically, explain the potential adverse consequences to prospective investors of the reduction in the company’s interest in the intellectual property to 40%.

We have amended the disclosure in accordance with the Staff’s comments.

Cautionary Note Regarding Forward-Looking Statements, page 20

12. You state that it is not possible for management to predict all risks; please revise to clarify that the section entitled “Risk Factors” addresses all known, material risks.

We have revised the section in accordance with the Staff’s comments.

Our Business, page 23

13. In response to prior comment 17, you indicate that you have supplied supplemental information with respect to market data and other information contained in the registration statement; however, we are unable to locate the third party reports from which you extract the market data. As requested in prior comment 17, supplementally provide us the third party reports to which you attribute the statistical information contained in the business section. Please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Ensure that third party market estimates recited in your prospectus address the specific market(s) that your proposed product is intended to address.

We enclose a copy of our prior letter and refer the Staff to the appendices thereto.

14. In response to prior comment 18, you indicate that you have entered into an agreement with Amazon.com to have its server host your backup facility. To the extent material to your business, please file such agreement with your amended registration statement. Alternatively, provide us with your analysis as to why you are not required to do so. In particular, please analyze whether your proposed business is “substantially dependant” upon this contractual arrangement, within the meaning of that term as used in Item 601(b)(10)(ii)(B) of Regulation S-K.

We have filed our agreement with Amazon.com as an Exhibit 10.16. Because of the wide spread availability of server facilities, we do not believe our business is “substantially dependant” upon this contractual arrangement.

Directors, Executive Officers and Corporate Governance, page 38

15. In response to prior comment 20, you indicate that the named directors have agreed to join the board and will execute the registration statement prior to the effective date; however, your disclosure on page 39 states that Messrs. Berger and Friedman have agreed to join the Board of Directors following the effectiveness of the registration statement. Please reconcile these statements. To the extent any of the proposed board members will not become directors until after the effective date, file consents that conform to the requirements of Rule 438.

Messrs. Berger and Friedman have joined the Board of Directors and have executed this Registration Statement and we have amended the Registration Statement accordingly.

Management’s Discussion and Analysi s of Financial Condition and Result s of Operations

Liquidity and Capital Resources and Going Concern, page 36

16. The text under this heading should be updated to describe the company’s capital needs and capital resources as of the time of the date of effectiveness, as opposed to September 30, 2011. Indicate the minimum period of operations that currently available resources are sufficient to fund from the effective date. Also, state the amount of additional capital needed to fund your planned business operations for a one-year period from the effective date.

We have amended the Management’s Discussion and Analysis in accordance with the Staff’s comments and to reflect the financial condition as set forth in the financial statements for the fiscal year ended December 31, 2011.

Directors, Executive Officers and Corporate Governance, page 38

17. Please expand the biographical information relating to Mr. Londoner so clarify his principle employment for a chronologically complete period of not less than five years up to the effective date. It is unclear whether or when he served SafePorts, New Cardio or BST in a capacity after those businesses were founded. Similarly, his role with InspireMD and the period for which he was associated with that company should be clarified.

We have amended the disclosure regarding Mr. Londoner.

Selling Stockholders, page 45

18. By footnote or in another manner, please separately indicate the number of offered shares that underlie each of Senior Secured Notes and warrants with respect to each of the selling shareholders.

We have added footnote disclosure regarding the number of offered shares that underlie each of the Senior Secured Note and Warrants.

Signatures, page 59

19. With respect to prior comment 31, please revise to include the signatures of the person(s) serving as principal financial officer and the controller or principal accounting officer below the statement: “Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.”

We have amended the signature block to reflect the Staff’s comments.

Exhibits

20. We note that the revised legality opinion is attached at the end of the registration statement. Please ensure that it is filed as an Exhibit 5 to the registration statement.

We have separately filed the legal opinion as Exhibit 5.1.

21. Revise to include an updated consent in Exhibit 23.1 that references the periods reflected in the financial statements included in the Registration Statement. In this regard, we note that the inception date is May 14, 2010.

We have included an updated Consent in Exhibit 23.1 per the Staff’s comments.

Other

22. Counsel acknowledged for the company the statements we sought in our prior letter. The company should directly provide the requested representations, over its signature by means of an expressly authorized agent.

We have included a separate letter from the Company regarding the representation sought in the Staff’s letter.

If you have any questions, or require further information, please feel free to contact the undersigned.

            Thank you for your courtesy and cooperation in regard to this matter.

Very truly yours,

KRIEGER & PRAGER, LLP

/s/

By: SAMUEL M. KRIEGER

SMK/pm

cc: chatAND, Inc.

Enclosed:  Letter dated January 25, 2012